Filed by Leonardo DRS, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: RADA Electronics Industries Ltd.
Commission File No. 000-15375
Date: June 21, 2022

LEONARDO

PRESS RELEASE

Important strategic move by Leonardo in the rapidly growing force protection market: Leonardo DRS and RADA agree to an all-stock merger

- Leonardo is strengthening its leadership position in the rapidly growing force protection market
- Leonardo has recently focused the portfolio of DRS through the previously announced entry into agreements to divest GES and AAC and is now, with RADA, making a significant strategic step forward, reinforcing the company around its core business of sensors and integrated systems, resulting in higher growth and further margin expansion
- The combination is an excellent fit strategically, commercially and financially
- The transaction also seizes the opportunity of listing Leonardo DRS in the current context of highly volatile markets, thus delivering on promises

Rome, 21/06/2022 – Leonardo announced today that its US subsidiary Leonardo DRS and RADA Electronic Industries Ltd. have entered into a definitive agreement to create a newly combined public company.

RADA Electronic Industries Ltd. (NASDAQ: RADA, TASE: RADA) ("RADA") is a leading provider of advanced software-defined military tactical radars. The company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications. RADA is listed on the NASDAQ and Tel Aviv stock exchanges.

Alessandro Profumo, Leonardo CEO, stated: "We are delighted to announce this important strategic *move by Leonardo in the rapidly growing force protection market, which is at the core of today's and tomorrow's defence market*. There is an excellent fit between our US subsidiary Leonardo DRS and RADA: strategically, commercially and financially. As promised, we have focused the Leonardo DRS portfolio and we are now reinforcing DRS with RADA in core strategic businesses, providing growth, further margin expansion and opportunities in the wider Leonardo Group. We have agreed to an all-stock merger transaction, also seizing the opportunity of listing DRS in the current context of volatile markets, thus delivering on what we promised last year."

In recent years, Leonardo has successfully reinforced Leonardo DRS competitive positioning, delivering on promises, focusing it on its core business, through the previously announced disposition of GES and AAC and now making a significant strategic step forward, with the combination with Rada, adding a strong business in active defense solutions.

Leonardo DRS and RADA combined are expected to generate strong growth fueled by their competitive product suite addressing the core needs of their customers.

"*The combination of RADA's tactical radar capabilities and Leonardo DRS' strength as a* premier mid-tier defense provider make the combined company a leader in the rapidly growing force protection market, increases our addressable market, expands international opportunities and ultimately unlocks value for shareholders," said William J. Lynn III, CEO of Leonardo DRS.

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leonardo.com

2 RADA is also an excellent fit within Leonardo Group, as it provides an enhanced value proposition with its advanced tactical radars complementary to Leonardo’s sensor portfolio, enabling a stronger position and integrated approach in emerging sectors in the tactical operating environment. It also adds a domestic presence in Israel and supports the development of the international market for Leonardo, and at the same time allowing RADA to access opportunities in European and export markets and programmes, leveraging Leonardo’s global presence. Leonardo DRS will acquire 100% of the share capital of RADA in exchange for 19.5% equity ownership to RADA shareholders in Leonardo DRS, with Leonardo maintaining 80.5% in Leonardo DRS through its US subsidiary Leonardo US Holding (subject to approval of the stockholders of RADA and other closing conditions including the receipt of certain regulatory approvals). Upon closing of the transaction, expected in the fourth quarter of 2022, Leonardo DRS is expected to be listed on NASDAQ and TASE under the new ticker symbol “DRS.” Advisors Evercore is serving as financial advisor to RADA and J.P. Morgan Securities LLC is serving as financial advisor to Leonardo DRS. DLA Piper LLP and S Friedman & Co. are serving as legal advisors to RADA and Sullivan & Cromwell LLP and Herzog Fox & Neeman are serving as legal advisors to Leonardo DRS. Conference Call Leonardo will host a conference call today at 8:00 a.m. CEST / 7:00 a.m. BST / 2:00 am ET. Conference call details ITALY: 02 8020911 UK: +44 1 212818004 USA: +1 718 7058796 Webcast link: https://87399.choruscall.eu/links/leonardo220621.html An audio-only replay will be available at +39 02 802 09 87  700703# followed by 703#

3 Forward-Looking Statements This communication contains statements that constitute “forward-looking statements,” including with respect to the proposed merger of Leonardo DRS, Inc. (“DRS”) and RADA Electronic Industries Limited (“RADA”) and its impact, if completed, on the combined company’s business. Forward-looking statements are subject to numerous conditions, many of which are beyond our control. Neither Leonardo, RADA nor DRS undertake any obligation to update these statements, except as required by law. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT DRS will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a prospectus of DRS, and certain other documents in connection with the transaction. SHAREHOLDERS OF RADA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS, RADA, THE TRANSACTION AND RELATED MATTERS. The registration statement and prospectus and other documents filed or furnished by DRS and RADA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, stockholders will be able to obtain free copies of the registration statement, prospectus and other documents which will be filed or furnished with the SEC by DRS by contacting DRS at +1 877-538- 0912 or 2345 Crystal Drive Suite 1000 Arlington, Virginia 22202. NO OFFER OR SOLICITATION This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Leonardoa global high-technology company, is among the top world players in Aerospace, Defense and Security and Italy’s main industrial company. Organized into five business divisions, Leonardo has a significant industrial presence in Italy, the United Kingdom, Poland and the USA, where it also operates through subsidiaries that include Leonardo DRS (defense electronics), and joint ventures and partnerships: ATR, MBDA, Telespazio, Thales Alenia Space and Avio. Leonardo competes in the most important international markets by leveraging its areas of technological and product leadership (Helicopters, Aircraft, Aerostructures, Electronics, Cyber & Security Solutions and Space). Listed on the Milan Stock Exchange (LDO), in 2021 Leonardo recorded consolidated revenues of €14.1 billion and invested €1.8 billion in Research and Development. The company has been part of the Dow Jones Sustainability Indices (DJSI) since 2010 and has been confirmed among the global sustainability leaders in 2021. Leonardo is also included in the MIB ESG index. Press Office Ph +39 0632473313 leonardopressoffice@leonardo.com Investor Relations Ph +39 0632473512 ir@leonardo.com leonardo.com

FORWARD-LOOKING STATEMENTS AND INFORMATION This communication includes certain forward looking statements and forward looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 or the Israeli Securities Law, 1968 (as applicable) (collectively, “FLI”) to provide Leonardo DRS, Inc.(“DRS”) and RADA Electronics Industries Ltd. (“RADA”) stockholders with information about DRS, RADA and their respective subsidiaries and affiliates. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely”, “seek”, “aim”, “project” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this communication contains FLI pertaining to, but not limited to, information with respect to the following: the transaction and its potential benefits; future business prospects and performance; future returns; cash flows and enhanced margins; synergies; and leadership and governance structure. Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results and outcomes to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; the timing and completion of the transaction, including receipt of regulatory approvals and RADA stockholder approval and the satisfaction of other conditions precedent; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of RADA; the focus of management time and attention on the transaction and other disruptions arising from the transaction; the volatility of the international marketplace; DRS’s anticipated public listing on the NASDAQ and Tel-Aviv Stock Exchange upon the anticipated closing of the transaction; potential adverse reactions or changes to business, government or employee relationships, including those resulting from the announcement or completion of the transaction; general U.S., Israeli and global social, economic, political, credit and business conditions; changes in laws; regulations and government policies; changes in taxes and tax rates; customer, stockholder, regulatory and other stakeholder approvals and support; material adverse changes in economic and industry conditions; the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions; the ramifications of the Russia-Ukraine conflict, and other risks and uncertainties listed in DRS’s or RADA’s filings with the SEC, including under the heading “Risk Factors” in DRS’s most recently filed Annual Report on Form 10-K as such risk factors may be amended, supplemented or superseded from time to time by other filings with the SEC and under the heading “Risk Factors” in RADA’s most recently filed Annual Report on Form 20-F as such risk factors may be amended, supplemented or superseded from time to time. We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by DRS and RADA with the U.S. Securities and Exchange Commission, including any prospectus, registration statement or other documents to be filed or furnished in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty. Except to the extent required by law, DRS and RADA assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.

About Leonardo DRS, Inc. Leonardo DRS is a defense solutions provider, a leading technology innovator, and supplier of integrated products, services and support to military forces, the intelligence community, and defense contractors worldwide. The company is organized into Advanced Sensor and Computing and Integrated Mission Systems segments. Headquartered in Arlington, Virginia, Leonardo DRS is a wholly owned subsidiary of Leonardo S.p.A. See the full range of capabilities at www.LeonardoDRS.com and on Twitter @LeonardoDRSnews. About RADA Electronics Industries Ltd. RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets which include active military protection (SHORAD, C-RAM), counter-UAS missions, critical infrastructure protection and border surveillance. ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT DRS will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4, which will include a prospectus of DRS, and certain other documents in connection with the transaction. SHAREHOLDERS OF RADA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DRS, RADA, THE TRANSACTION AND RELATED MATTERS. The registration statement and prospectus and other documents filed or furnished by DRS and RADA with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. Alternatively, stockholders will be able to obtain free copies of the registration statement, prospectus and other documents which will be filed or furnished with the SEC by DRS by contacting DRS at +1 877-538- 0912 or 2345 Crystal Drive Suite 1000 Arlington, Virginia 22202. NO OFFER OR SOLICITATION This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication does not constitute an offer of securities pursuant to the Israeli Securities Law, 1968, or a recommendation regarding the purchase of securities of RADA or DRS.